RICHARD J. REYNOLDS

Experience:

2009 – 2013	Consultant/Project Manager Vancouver, BC
1985 - 2009	General Contractor, Principal, R.J. Reynolds Enterprises Inc., Vancouver, BC. Specializing in the construction of high quality custom homes, and residential renovations.
1979 - 1985	Assistant Principal and Registrar, Regent College, Vancouver, BC. Responsible for: a broad portfolio of academic and administrative duties.
1972 - 1974	Construction Superintendent, Old Town Warehouses Ltd., Victoria, BC. Responsible for: general oversight of the commercial construction projects of this property development company.
1964 - 1974	General Contractor, Reynolds Construction Ltd., Victoria, BC. Responsible for: all aspects of project design, development, and marketing.

Education:

1983	Diploma, the Warren H. Deem Management Institute, the Riverside Group, Columbia University, New York.
1976 - 1979	PhD (cand), University of Durham, England.
1975 - 1976	Language Study, University of British Columbia and Regent College.
1974 - 1975	MCS, Regent College, Vancouver.
1965 - 1969	BA, University of Victoria